File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                           AES Transpower Holding Pty Ltd.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1


         Foreign utility status is claimed by AES Transpower Holding Pty Ltd. (Australian Company Number 086 589 611), a company registered under the Corporations Law of Queensland, Australia on March 8, 1999. AES Transpower Holding Pty Ltd. ("AES-TH") has its registered office at Level 8/10 Felix Street, Brisbane, Queensland, 4000. AES-TH trading as Ecogen Energy owns and operates two gas-fired power stations in Victoria, Australia. The plants; Newport Power Station (500MW) located in Melbourne, Victoria, and Jeeralang Power Station (466MW) located in the Latrobe Valley, Victoria were acquired from the State Government of Victoria on May 7, 1999 and trade as Ecogen Energy.

  The AES Corporation, through its subsidiary, AES-TH is the 100% owner of Ecogen Energy.


ITEM 2

         Not Applicable.


EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.





                                           By : /s/ William R. Luraschi
                                               ------------------------------
                                                William R. Luraschi
                                                General Counsel
                                                The AES Corporation
                                                1001 N. 19th Street
                                                Arlington, Virginia 22209
                                                (703) 522-1315


Dated : June 7, 1999
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